Exhibit 99.2

Celulosa Arauco y Constitución S.A. Fourth Quarter 2009 Results March 24th, 2010

Construction of emergency shelters in Constitución, March 2010

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S. $885.4 million during the fourth quarter of 2009, an increase of 6.1% over the U.S. $834.7 million obtained in the third quarter of 2009. This increase is explained mainly by higher prices in all of our products, in particular pulp and higher sales volumes in Panels due to better market conditions.

•

During the fourth quarter of 2009, consolidated EBITDA reached U.S. $226.2 million, an increase of 3.5% compared to the U.S. $218.5 million EBITDA obtained during the third quarter of 2009. This increase was due mainly to a higher EBITDA from our Pulp division, partially offset by a decrease in Panels.

•

Arauco’s consolidated net income for the fourth quarter of 2009 reached U.S. $147.5 million, an increase of 58.1% compared to the U.S. $93.3 million obtained in the third quarter of this year. This increase is mainly the result of a higher Operating Income and a non recurring income of U.S. $ 36.2 million as negative goodwill and U.S. $ 28.2 million as other gains from the purchase of ENCE´s main assets and the joint venture with Stora Enso in Uruguay.

•

Capital expenditures during the fourth quarter of 2009 reached U.S. $276.7 million, a 14.8% increase compared to the U.S. $241.1 million during the third quarter of 2009, mainly explained by the purchase of ENCE’s main assets in Uruguay through a joint venture with Stora Enso.

•

Cash balance during the fourth quarter of 2009 was U.S. $ 534.2 million, an 18.7% decrease compared to the U.S. $657.4 million held at the end of the previous quarter due to the acquisition of assets in Uruguay.

•	Arauco’s net financial debt as of December 2009 reached U.S. $2,668.7 million, an increase of U.S. $167.2 million when compared to September 2009.

Key Figures

In U.S. Million	4Q 09	3Q 09	4Q08	QoQ	YoY	FY09	FY08	YoY

Sales	885.4	834.7	761.0	6.1%	16.4%	3,113.0	3,713.9	(16.2)%
Cost of Sales	(586.8)	(557.4)	(566.8)	5.3%	3.5%	(2,152.5)	(2,331.9)	(7.7)%
Gross Margin	298.7	277.3	194.2	7.7%	53.8%	960.5	1,382.0	(30.5)%
Operating Income (1)	124.3	104.9	31.6	18.5%	293.0%	318.7	664.0	(52.0)%
Net Income	147.5	93.3	(47.5)	58.1%	—	300.9	399.6	(24.7)%
EBITDA (2)	226.2	218.5	168.8	3.5%	34.0%	724.8	1,166.4	(37.9)%
EBITDA Mg	25.5%	26.2%	22.2%	(2.4)%	15.1%	23.3%	31.4%	(25.9)%
CAPEX	276.7	241.1	128.4	14.8%	115.5%	710.1	466.7	52.2%
Net Financial Debt	2,668.7	2,501.5	2,484.6	6.7%	7.4%	2,668.7	2,484.6	7.4%
Capitalization (3)	9,585.4	9,416.6	8,659.2	1.8%	10.7%	9,585.4	8,659.2	10.7%
ROCE	4.9%	3.6%	1.4%	34.0%	242.9%	2.9%	6.2%	(53.8)%

(1)	Operating Income = Gross Margin – Marketing Costs – Distribution Costs – R&D Expenses
(2)	EBITDA = Operating Income + Depreciation + Stumpage
(3)	Capitalization = Financial Debt + Equity

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

Income Statement

In U.S. Million	4Q 09	3Q 09	4Q 08	QoQ	YoY		FY 09	FY 08	YoY

Sales	885.4	834.7	761.0	6.1%	16.4%		3,113.0	3,713.9	(16.2)%
Cost of Sales	(586.8)	(557.4)	(566.8)	5.3%	3.5%		(2,152.5)	(2,331.9)	(7.7)%
Gross Margin	298.7	277.3	194.2	7.7%	53.8%		960.5	1,382.0	(30.5)%
SG&A (1)	(174.4)	(172.4)	(162.6)	1.2%	7.3%		(641.8)	(718.0)	(10.6)%
Operating Income	124.3	104.9	31.6	18.5%	293.0%		318.7	664.0	(52.0)%
Depreciation	50.3	61.9	49.2	(18.7)%	2.3%		207.4	189.3	9.6%
Stumpage (2)	51.6	51.7	88.1	(0.1)%	(41.4)%		198.7	313.2	(36.6)%
EBITDA	226.2	218.5	168.8	3.5%	34	%.0	724.8	1,166.4	(37.9)%
Other operating income	44.9	56.8	42.7	(20.9)%	5.4%		202.6	123.7	63.8%
Other costs and expenses	(5.0)	(18.3)	(4.7)	(72.8)%	5.7%		(48.3)	(37.9)	27.5%
Interest expenses	(64.9)	(45.5)	(50.9)	42.6%	27.4%		(193.9)	(175.2)	10.6%
Income on inv. in related comp.	0.9	(0.3)	0.8	—	20.1%		6.6	5.8	13.4%
Foreign exchange gains (losses)	(3.5)	20.8	(61.5)	—	(94.3)%		17.6	(67.8)	—
Gain (loss) for write-off	(5.5)	0.5	(7.8)	—	(30.0)%		(9.4)	(9.1)	—
Negative goodwill	36.9	0.0	0.0	—	—		36.9	0.0	—
Other gains (losses)	27.7	0.0	0.1	—	—		27.2	(0.4)	—
Income before taxes	155.8	118.9	(49.9)	31.0%	—		358.2	503.1	(28.8)%
Income taxes	(10.4)	(23.4)	1.3	(55.6)%	—		(53.5)	(98.0)	(45.4)%
Net income before minority int.	145.4	95.5	(48.6)	52.2%	—		304.6	405.0	(24.8)%
Minority interest	(2.1)	2.2	(1.2)	—	82.1%		3.7	5.5	(32.5)%
Net Income of the Period	147.5	93.3	(47.5)	58.1%	—		300.9	399.6	(24.7)%

(1)	SG&A = Marketing Costs + Distribution Costs + R&D Expenses + Administration Expenses
(2)	Stumpage = Accounting value of the non-cash cost items associated with biological assets

Consolidated Sales:

Arauco’s consolidated sales for the fourth quarter of 2009 reached U.S. $885.4 million, 6.1% higher than the U.S. $834.7 obtained during the third quarter of 2009, mainly due to higher sales of pulp by 4.6% or U.S. $20.5 million and panels by 8.6% or U.S. $19.5 million.

Accumulated sales as of December 2009 reached U.S. $ 3,113.0 million, a decrease of 16.2% over the U.S. $3,713.9 million obtained in the same period of 2008. The decline in consolidated sales compared to the same period of 2008, is explained mainly by lower sales in all of our product lines: pulp sales dropped by 12.0% or U.S. $229.8 million, sawn timber sales declined by 31.6% or U.S. $228.4 million and panels sales dropped by 11.9% or U.S. $112.4 million.

Figure 1

Sales by Business Segment FY 2009

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

Sales by Business Segment

In U.S. Million	4Q 09		3Q 09		4Q 08		FY 09		FY 08
Pulp	469.4	53%	448.9	54%	364.6	48%	1,682.7	54%	1,912.6	52%
Sawn Timber	136.6	15%	139.2	17%	150.7	20%	493.9	16%	722.3	19%
Panels	246.3	28%	226.8	27%	211.4	28%	832.2	27%	944.5	25%
Forestry	29.2	3%	16.4	2%	28.2	4%	89.5	3%	108.2	3%
Others	3.9	0%	3.3	0%	6.0	1%	14.7	1%	26.3	1%

TOTAL	885.4	100%	834.7	100%	761.0	100%	3,113.0	100%	3,713.9	100%

EBITDA

Consolidated EBITDA for this quarter was U.S. $226.2 million, a 3.5% higher than the U.S. $218.5 million EBITDA reached during the previous quarter (Figure 2), mostly pushed by an increase in the EBITDA of Pulp, and partially offset by a decrease in our panels segment. The increase in EBITDA is mainly explained by higher prices for all of our products, while the drop in Panel’s EBITDA is mainly explained by higher SG&A.

Consolidated EBITDA as of December 2009 reached U.S. $724.8 million, a 37.9% decrease when compared to the U.S. $1,166.4 million for the same period of 2008. Even though market conditions and prices have been improving during the year it has been not sufficient to reach pre-crisis EBITDA levels. This decrease is mainly explained by a lower Sawn Timber, Panels and Pulp Divisions’ EBITDA, which decreased by 54.6%, 51.2% and 35.7% respectively, which had important price drops during the first quarter of 2009.

Figure 2

EBITDA Variation by Business Segment 3Q 09 - 4Q 09

(In U.S. Million)

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

Operating Income

Arauco’s consolidated Operating Income during the fourth quarter of the year reached U.S. $124.3 million, an increase of 18.5% compared to the U.S. $104.9 million obtained during the third quarter of 2009. This is a result of higher average prices in Pulp, Panels and Sawn Timber by 17.2%, 3.3% and 2.2% respectively and also a higher sales volume in Panels due to the Tafisa acquisition at the end of August 2009. The increase was partially offset by a lower sales volume in Pulp and Sawn Timber.

Arauco’s consolidated Operating Income was U.S. $318.7 as of December 2009, decreasing 52.0% from the U.S. $664.0 million obtained in the same period of 2008. This is a consequence of a decrease in prices of all product lines: Pulp prices decreased by 21.9%, Panels prices decreased by 20.8% and Sawn Timber prices decreased by 12.0%. This negative effect was partially offset by higher sales volume of Pulp and Panels and also a lower cost of sales explained mainly by lower costs of energy, transportation and raw materials. Particularly cost of wood, chemicals and energy have dropped by 14%, 22.9%, 39.2% respectively reflecting Arauco´s stringent cost management and favorable market conditions for raw materials.

Net Income

Net Income for the fourth quarter of 2009 reached U.S. $147.5 million (Figure 3), an increase of 58.1% compared to the U.S. $93.3 million obtained in the third quarter of the year. This increase is the result of a 18.5% improvement in Operating Income, together with a favorable negative goodwill as a consequence of the investment in Uruguay.

Consolidated Net Income as of December 2009 reached U.S. $300.9 million, a decrease of 24.7% when compared to the U.S. $399.6 million for the same period of last year. This reduction is mainly explained by a decrease of 52.0% or U.S. $ 345.3 million in Operating Income partially offset by an increase of 124.5% or U.S. $200.3 in Non-Operating Income due to favorable impact of foreign exchange gains. And also a decrease of taxes paid by 45.4% or U.S. $ 44.5 million.

Figure 3

Net Income Variation by Item 3Q 09 - 4Q 09

(In U.S. Million)

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

Pulp sales reached U.S. $ 469.4 million for the fourth quarter of 2009, an increase of 4.6% compared to the previous quarter. This increase was mainly due to higher average prices by 17.2%, partially offset by decrease in volume of 10.3%.

Pulp sales reached U.S. $1,682.7 million as of December 2009, a 12.0% decrease compared to the same period of the previous year. This decrease is mainly explained by lower average prices of 21.9%, partially offset by higher sales volume of 14.7%.

In line with our expectations, our fourth quarter continued with the pulp market recovery. World pulp prices grew between 75% and 80% in short fiber and 50% to 60% in long fiber compared to the lowest prices registered during March and April 2009. Although inventory levels slightly went up at the end of the fourth quarter, on average it was low compared to past year levels. World stock levels at the end of December 2009 were 23 days for long fiber and 30 days for short fiber, whereas at December 2008 it was 40 and 52 days, respectively.

Except for Japan, Asia was the first region to recover and this trend seems to be very strong. Rumors that China would be recuperating stock levels with low prices have dissipated, the prices are high and the stock levels are relatively low. The imported pulp has been consumed and the inventory levels are lower than the normal levels. During 2009 China pulp imports were 44.4% higher than the past year, reaching 14 million tons. The two main reasons for these additional imports are (i) new production capacities of paper and (ii) local pulp production closed during the last quarter of 2008 and first of 2009.

During the third quarter of 2009 pulp prices were higher and some of the producers that closed gradually restarted production, but it is estimated that 50% of local closed capacity will permanent.

Following the trend of China, other Asian markets such as Taiwan, Korea, India and Indonesia also are recovering. Especially Korea has had a great 2009, with lower costs of paper production, higher internal demand and favorable exchange rate that increased exports of paper. Moreover, Korea was in a good position to face the crisis of 2009 because its market was restructured between 2005 and 2008, and with this it was able to achieve equilibrium between production, exports and internal demand.

The paper market in Europe is still complex. With over-production and low prices, local producers were not able to recover margins. Tissue was the only exception, with a small increase in domestic demand.

The European pulp market however is improving because local paper producers must import pulp and compete with Asian prices. In terms of volume the demand was lower than 2008, and will probably be even lower, if paper production capacity adjusts to reach equilibrium with European paper demand.

The Middle East and other markets such as India and Turkey had the biggest price drop during the first half of 2009, but prices are increasing since the last quarter of 2009.

For American producers the last quarter of 2009 brought several challenges that may be materialized during 2010. First, despite the strong lobby of US kraft pulp producers, the U.S. Senate decided not to renew the black liquor subsidy as a renewable alternative fuel. Second, US paper producers are facing strong competition coming from China, Indonesia and Korea, and are claiming antidumping measures against Chinese and Indonesian producers.

During 2009 the market in general was very strong in Asia –particularly China–, a trend we should see in the midterm as new paper production will come from Asia and the export of paper from these markets to Europe and North America.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

2.- Sawn Timber Division

Compared to the U.S. $139.2 million sold during the third quarter of 2009, sawn timber sales decreased by 1.9% during the fourth quarter, reaching sales of U.S. $136.6 million. This decrease was mainly due to lower sales volume by 3.9% partially offset by higher average prices of 2.2%. As of December 2009 sales of sawn timber and remanufactured wood products reached U.S. $493.9 million, a decrease of 31.6% when compared to the same period of 2008. This negative effect was due to a decrease in sales volume of 22.3%, together with lower average prices of 12.0%.

The real estate and construction markets in USA did not show big differences during the last quarter of 2009. Housing starts in December reached 557.00 units per year. The current construction levels are still the lowest in 50 years. During the last quarter of 2009 there was a small increase of prices and volumes in sawn timber and moldings in comparison to the third quarter.

In the last quarter of 2009, there was an overall increase in demand of forestry products in every market, especially in Asia and the Middle East. Saudi Arabia, in particular has had strong demand for packaging wood. Nonetheless, prices are still lower than pre-financial crisis levels.

3.- Panels Division

Panel’s sales reached U.S. $246.3 million in the fourth quarter of this year, an increase of 8.6% when compared to the U.S. $226.8 million obtained in the third quarter of 2009. This increase is mainly explained by higher sales volume and prices of 5.2% and 3.3% respectively. The higher sales volumes are explained by an increase in MDF and PBO sales volume due to the Tafisa Brasil acquisition. As of December 2009, sales of panels reached U.S. $832.2 million, a decrease of 11.9% compared to the same period of 2008. This decrease in sales was mainly due to lower prices of 20.8% partially offset by higher sales volume of 11.2%.

Despite the crisis, and thanks to a diversified geographical sales mix to over 40 countries and a broad product portfolio, it was possible to sell all panels’ production without any plant shutdown.

For our Plywood business during the last quarter of 2009 sales volume and prices increased compared to the previous quarter. Lower inventories of our clients along with a stagnant supply from our competitors have contributed to improve our sales with sustained prices increases since first half of 2009.

Regarding our MDF business, we also experienced a sales increase respect to the third quarter, mainly pushed by an active panel market, especially in Latin America and mostly in Brazil which has led the demand in the region. While we have had a moderate price increase in Latin America, the region is the most profitable of our MDF segment whereas other markets such as Asia and Middle East we expect to lower our participation as they represent higher logistic costs and thus less profitable than North and Latin American alternative markets.

Lastly, during the last quarter of 2009 our Particle Board (PBO) business achieved an important increase in its sales volume of 20% in comparison with the previous quarter as a consequence of the acquisition of Tafisa Brasil along with an improvement in domestic demand and export markets

Our outlook for the Panels division is positive. We anticipate more price increases in all our business segments which we expect to recover profitability levels we had before the financial crisis.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

PRODUCTION

Compared to the third quarter of 2009, production volume increased 16.7% in Panels, due to higher production of Tafisa Brasil. However, Pulp and Sawn Timber divisions reduced its production by 8.8% and 8.6% respectively.

As of December 2009, production volume increased 3.5% in Pulp and 7.3% in Panels, while the Sawn Timber division decreased its production by 20.6% compared with the same period of the previous year. The increase in pulp production is mainly explained by the increase in the capacity of the Nueva Aldea Mill by 20%, reaching 1,027,000 ADt per year starting at the end of March 2009. Sawn timber production was affected by the closure of the Lomas Coloradas, Coronel and Coelemu sawmills in 2008 and Horcones II in 2009 due to the lower demand of sawn timber produced by the global economic crisis.

Figure 4

Production by Business Segment

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S. $2,274 million as of December 2009, decreasing by 2.8% when compared to September 2009. This decrease is mainly the result of the payment of a U.S. $100 million Yankee bond due in September 2009. Fixed Assets reached U.S. $9,142 million as of December 2009, a 2.4% increase when compared to September 2009.

Financial Debt

Arauco’s consolidated financial debt as of December 2009 reached U.S. $3,203 million, an increase of 1.4% or U.S. $44.0 million when compared to September 2009 and 20.8% or U.S. $551 million when compared to December 2008, mainly due to the issuance of a U.S $ 500 million Yankee Bond in July 2009.

Our consolidated net financial debt as of December 2009 reached U.S. $2,669 million increasing 6.7% or U.S. $167.2 million when compared to September 2009 and increasing by 7.4% or U.S. $184.1 million when compared to December 2008.

Financial Debt

In U.S. Million	December 2009	September 2009	June 2009	March 2009	December 2008

Short term financial debt	525	508	427	446	373
Long term financial debt	2,678	2,651	2,450	2,423	2,279
TOTAL FINANCIAL DEBT	3,203	3,159	2,878	2,869	2,652

Cash and cash equivalents	534	657	317	363	167
NET FINANCIAL DEBT	2,669	2,502	2,561	2,506	2,485

Figure 5

Financial Debt Profile

(In U.S. Million)

Shareholders’ Equity

Arauco’s Shareholders’ Equity reached U.S. $6,269 million as of December 2009, which represents an increase of U.S. $134.0 million compared to the previous quarter. This growth is explained by an increase of U.S. $116.7 million in Retained Earnings.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

FINANCIAL RATIOS

Financial Ratios

	4Q 09	3Q 09	4Q 08	FY 09	FY 08
Profitability
Gross Margin	33.7%	33.0%	25.5%	30.9%	37.2%
Operating Margin	14.0%	12.6%	4.2%	10.2%	17.9%
EBITDA Margin	25.5%	26.2%	22.2%	23.3%	31.4%
ROA (EBIT / Total Assets)	4.4%	3.8%	1.2%	2.8%	6.5%
ROCE (EBIT x (1 – tax rate) / Total Capitalization)	4.9%	3.6%	1.4%	2.9%	6.2%
ROE (Net Income / Equity)	9.2%	6.1%	(3.2)%	4.7%	6.7%

Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	3.5x	4.8x	3.3x	3.7x	6.7x
Net Financial Debt / EBITDA	3.0x	2.9x	3.7x	3.7x	2.1x
Financial Debt / Total Capitalization	33.4%	33.5%	30.6%	33.4%	30.6%
Net Financial Debt / Total Capitalization	27.8%	26.6%	28.7%	27.8%	28.7%
Financial Debt / Equity	50.2%	50.5%	44.1%	50.2%	44.1%
Net Financial Debt / Equity	41.8%	40.0%	41.4%	41.8%	41.4%

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

FOURTH QUARTER AND SUBSEQUENT EVENTS

On February 8th our subsidiary Alto Parana was served with an administrative decision issued by the Argentine Fiscal Tribunal to pay taxes, accrued interest and fines of the equivalent of U.S. $108 million

Our Argentine subsidiary Alto Paraná S.A. (“APSA”), was served with an administrative decision issued by the Argentine Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación) (“TFN”), ordering APSA to pay 300,965,382 Argentine pesos in taxes and interest accrued through December 14, 2007 and 116,942,825 Argentine pesos in fines. Such amounts arise from the rejection of certain deductions effected by APSA with respect to the Income Tax (Impuesto a las Ganancias) of certain expenses, interests and exchange rate differences generated by an indebtedness agreed upon by APSA in 2001.

APSA appealed the decision of the TFN before the relevant judicial tribunal in Argentina, which is the National Chamber of Appeals for Federal Contentious Administrative matters (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal), because APSA believes that the charges are wholly unfounded.

On March 18th 2010 the National Chamber of Appeals for Federal Contentious Administrative resolved that the TFN must refrain from initiating legal or other preventive measures against APSA until the Chamber receives all required documentation and decides about the injuction requested.

Based on the opinion of the lawyers of APSA in Argentina, there are solid arguments and jurisprudence precedents that suggest that the appeal filed by APSA before the high courts of justice in Argentina will be successful.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

On February 27th, center and southern Chile was hit by an 8.8 Richter scale earthquake and tsunami

The epicenter of this earthquake was located 105 kilometers northwest of Concepción, and affected the regions of Valparaiso, Metropolitan, O’Higgins, Maule, Bio-Bio and La Araucanía. During the following hours a tsunami hit the coast of Maule and Bio-Bio regions. As a consequence, both events left hundreds of people dead and dissapeared, more than 10,000 homeless families and severe damages in infrastructure and property.

Arauco is deeply sorry for the death of six workers and all the suffering our employees, contractors and community have lived during the past weeks. Our thoughts are for our people and all the Chileans that in any way have been impacted. We are committed to help in the reconstruction of the zones where Arauco is present, and to restart our industrial facilities as soon as possible.

Following the earthquake, Arauco immediately triggered its contingency plan which established an assessment of the situation of our workers, their families and the shut down of all industrial plants in order to evaluate the state of each facility and the damages that may have occurred. This affected all pulp, sawn timber, remanufacturing and panels facilities in Chile, which represent 89%, 83%, 86% and 43% respectively of Arauco’s total production capacity in Latin America.

Our Valdivia sawn timber mill was the first mill to start production, just one day after the earthquake. However, Mutrún sawmill (located in Constitución, VII Region) was completely destroyed by the tsunami.

Five days later, the first assessment concluded that the damages found would not affect the viability of Arauco’s production units, and that they would resume operations according to the specific conditions of each mill and to external factors such as road connectivity, power supply, communication, public safety and other basic services.

On March 16th, Arauco announced the restart of several mills including four sawn timber mills, four remanufacturing mills and three panel mills. In addition, the biomass cogeneration facilities in Nueva Aldea and Valdivia resumed operations and began delivering electricity to the Chilean Central Grid.

On March 21st our Valdivia pulp mill, with a capacity of 550,000 ADt per year, resumed operations. With this mill running, Arauco normalized all its operating activities in the “Los Ríos” region.

As of today, March 24th, Arauco has 28% of its total pulp capacity producing through its Valdivia and Alto Paraná facilities. Its sawn timber business has all plants operating except for Horcones I and Mutrún, which represent 13% and 6% of total sawmill capacity. Finally, the panels business is operating at a 78% of its total capacity, leaving only the Arauco plywood plant and an MDF line from Trupan still working to normalize activities as soon as possible.

Lastly, it is worth noting that Arauco and its subsidiaries have insurance covering damages and losses resulting from the suspension of operations.

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	4Q 09	3Q 09	4Q 08	FY 09	FY 08
Net Sales	885.4	834.7	761.0	3,113.0	3,713.9
Cost of Sales	(586.8)	(559.3)	(566.8)	(2,152.5)	(2,331.9)
Gross Margin	298.7	275.3	194.2	960.5	1,382.0
SG&A (1)	(174.4)	(170.4)	(162.6)	(641.8)	(718.0)
Operating Income	124.3	104.9	31.6	318.7	664.0
Other operating Income	44.9	56.8	42.7	202.6	123.7
Other costs and expenses	(5.0)	(18.3)	(4.7)	(48.3)	(37.9)
Interest expenses	(64.9)	(45.5)	(50.9)	(193.9)	(175.2)
Income on investments in related companies	0.9	(0.3)	0.8	6.6	5.8
Foreign exchange gains (losses)	(3.5)	20.8	(61.5)	17.6	(67.8)
Gain (Loss) for write-off in non-current assets not held for sale	(5.5)	0.5	(7.8)	(9.4)	(9.1)
Negative goodwill	36.9	0.0	0.0	36.9	0.0
Other gains (losses)	27.7	0.0	0.1	27.2	(0.4)
Income before taxes	155.8	118.9	(49.9)	358.1	503.1
Income taxes	(10.4)	(23.4)	1.3	(53.5)	(98.0)
Net income before minority interest	145.4	95.5	(48.6)	304.6	405.0
Minority interest	(2.1)	2.2	(1.2)	3.7	5.5
Net Income of the Period	147.5	93.3	(47.5)	300.9	399.6

(1)	SG&A = Marketing Costs + Distribution Costs + R&D Expenses + Administration Expenses

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

Consolidated Balance Sheet

In U.S. Million	4Q 09	3Q 09	4Q 08
Cash and cash equivalents	534.2	657.4	167.3
Financial assets at fair value	8.4	5.8	13.5
Accounts receivable	576.7	600.5	594.3
Inventories	620.1	624.8	691.2
Biological assets	310.8	241.1	305.7
Other current assets	224.0	210.9	224.0
Total Current Assets	2,274.3	2,340.5	1,996.0
Property, plant and equipment	4,969.8	4,991.3	4,616.0
Non current biological assets	3,446.7	3,551.3	3,346.7
Other non current assets	725.1	381.5	281.2
Total Non Current Assets	9,141.5	8,924.2	8,243.9
TOTAL ASSETS	11,415.8	11,264.7	10,239.8
Short term financial debt	524.9	508.1	372.6
Commercial creditors and other accounts payable	334.0	332.8	318.8
Other current liabilities	94.5	98.5	121.5
Total Current Liabilities	953.4	939.4	812.9
Long term financial debt	2,678.0	2,650.9	2,279.3
Deferred tax liability	1,256.1	1,239.8	1,092.4
Other non current liabilities	145.9	177.0	48.0
Total Non Current Liabilities	4,080.0	4,067.7	3,419.7
Minority interest	113.8	123.0	117,7
Controller Shareholder’s Equity	6,268.6	6,134.6	5,889.6
TOTAL LIABILITIES AND EQUITY	11,415.8	11,264.7	10,239.8

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2009 Results

March 24th, 2010

Consolidated Statement of Cash Flows

In U.S. Million	4Q 09	3Q 09	4Q 08	FY 09	FY 08
Collection of accounts receivables	1,171.0	868.8	873.9	3,675.7	3,926.1
Payments of suppliers and personnel (less)	(959.5)	(602.6)	(670.3)	(2,976.7)	(3,078.0)
Other expenses paid (less)	24.1	32.0	48.2	159.9	169.8
Dividends and other distributions received	0.1	5.0	0.0	17.1	5.8
Interest paid (less)	(27.8)	(43.3)	(34.4)	(133.7)	(143.5)
Income tax paid	(8.7)	42.7	(5.3)	8.7	(110.5)
Net Cash Provided by (Used in) Operating Activities	199.2	302.6	164.3	751.0	769.7
Capital Expenditures	(276.7)	(241.1)	(128.4)	(710.1)	(460.3)
Other investment cash flow	(10.1)	3.5	(11.3)	(7.1)	(6.5)
Net Cash Provided by (Used in) Investing Activities	(286.8)	(237.7)	(139.7)	(717.3)	(466.7)
Debt issuance	33.4	470.4	212.7	1,182.0	826.2
Debt repayment	(42.2)	(198.2)	(238.7)	(746.5)	(887.1)
Other financing cash flow	(32.2)	(2.5)	(107.7)	(133.1)	(317.6)
Net Cash Provided by (Used in) Financing Activities	(41.1)	269.7	(133.7)	302.4	(378.5)
Total Cash Inflow (Outflow) of the Period	(128.8)	334.6	(109.1)	336.1	(75.5)
Effect of inflation on cash and cash equivalents	5.5	6.1	(3.3)	30.8	(25.1)
Cash and Cash equivalents at beginning of the period	657.4	316.7	279.7	167.3	267.9
Cash and Cash equivalents at end of the period	534.2	657.4	167.3	534.2	167.3

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Bárbara Delso

barbara.delso@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221